Exhibit 14.02

Seneca Biopharma Finance Code of Professional Conduct

Seneca Bio Finance’s mission includes promotion of professional conduct in the practice of financial management. Seneca Bio’s Chief Executive Officer (CEO), Chief Financial Officer (CFO), and other employees of the finance organization hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all stakeholders’ interests are appropriately balanced, protected, and preserved. This Finance Code of Professional Conduct embodies principles which we are expected to adhere to and advocate. These principles of ethical business conduct encompass rules regarding both individual and peer responsibilities, as well as responsibilities to Seneca Bio employees, the public, and other stakeholders. The CEO, CFO, and finance organization employees are expected to abide by this Code as well as all applicable Seneca Bio business conduct standards and policies or guidelines in Seneca Bio’s employee handbook relating to areas covered by the Finance Code of Professional Conduct. Any violations of the Seneca Bio Finance Code of Professional Conduct may result in disciplinary action, up to and including termination of employment.

All employees covered by the Finance Code of Professional Conduct will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in their personal and professional relationships.
•	Provide stakeholders with information that is accurate, complete, objective, fair, relevant, timely, and understandable, including information in our filings with and other submissions to the U.S. Securities and Exchange Commission and other public bodies.
•	Comply with rules and regulations of federal, state, provincial, and local governments, and of other appropriate private and public regulatory agencies.
•	Act in good faith, responsibly, with due care, competence, and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.
•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose.
•	Not use confidential information acquired in the course of one’s work for personal advantage.
•	Share knowledge and maintain professional skills important and relevant to stakeholders’ needs.
•	Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.
•	Exercise responsible use, control, and stewardship over all Seneca Bio assets and resources that are employed by or entrusted to us.
•	Not coerce, manipulate, mislead, or unduly influence any authorized audit or interfere with any auditor engaged in the performance of an independent audit of Seneca Bio’s system of internal controls, financial statements, or accounting books and records.

If you are aware of any suspected or known violations of this Finance Code of Professional Conduct, the Code of Ethics and Conduct, or other Seneca Bio policies or guidelines, you have a duty to promptly report such concerns either to the Chief Financial Officer, the Chairman of the Audit Committee, or, anonymously utilizing the Company’s confidential Ethics Hotline.

If you have a concern about a questionable accounting or auditing matter and wish to submit the concern confidentially or anonymously, you may do so by contacting the Ethics Hotline, hosted by a third party provider, on the web at www.SenecaBio.ethicspoint.com or or by calling 1-855- 228-2634.

The Company will handle all inquiries discreetly and make every effort to maintain the confidentiality of and prohibit the intimidation or retaliation against anyone who, in good faith, requests guidance, reports questionable behavior and/or a compliance concern, cooperates in an investigation, conducts a self-evaluation, or takes remediation steps related to upholding our Finance Code of Professional Conduct.

Last reviewed and approved August, 2015

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